December 15, 2017

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549-3720 Attention: Stacie Gorman

Re:	Innovative Industrial Properties, Inc. Registration Statement on Form S-3 (File No. 333-221881) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Industrial Properties, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-221881) be declared effective at 5:00 P.M. Eastern Time on December 19, 2017 or as soon as practicable thereafter.

Sincerely,

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

By: /s/ Brian Wolfe
Name: Brian Wolfe
Title: Vice President, General Counsel, and Secretary